SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BEESFREE INC.

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(Name of Issuer)

Common Stock

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(Title of Class of Securities)

07712Y109

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(CUSIP Number)

December 16, 2011

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07712Y109

(1)Names of reporting persons. Christopher Porosky

(2) Check the appropriate box if a member of a group

(a) ☐

(b) ☒

(3) SEC use only

(4) Citizenship or place of organization

Florida

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power

850,000

(6) Shared voting power

0

(7) Sole dispositive power

850,000

(8) Shared dispositive power

0

(9) Aggregate amount beneficially owned by each reporting person

850,000

(10) Check if the aggregate amount in Row (9) excludes certain shares ☒

(11) Percent of class represented by amount in Row 9

5.23%

(12) Type of reporting person

IN

CUSIP No. 07712Y109

(1)Names of reporting persons. KAR 2011 Trust

(2) Check the appropriate box if a member of a group

(a) ☐

(b) ☒

(3) SEC use only

(4) Citizenship or place of organization

Florida

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power

800,000

(6) Shared voting power

0

(7) Sole dispositive power

800,000

(8) Shared dispositive power

0

(9) Aggregate amount beneficially owned by each reporting person

800,000

(10) Check if the aggregate amount in Row (9) excludes certain shares ☐

(11) Percent of class represented by amount in Row 9

4.93%

(12) Type of reporting person

OO

Item 1.

Item 1(a) Name of issuer:

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BEESFREE INC.

Item 1(b) Address of issuer's principal executive offices:

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2101 Vista Parkway

West Palm Beach FL 33411

Item 2.

2(a) Name of person filing:

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Christopher Porosky

2(b) Address or principal business office or, if none, residence:

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19730 Black Olive Lane

Boca Raton FL 33498

2(c) Citizenship:

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Florida

2(d) Title of class of securities:

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Common Stock

2(e) CUSIP No.: 07712Y109

Item 3. N/A

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c),

check whether the person filing is a:

☐	Broker or dealer registered under Section 15 of the Act;
☐	Bank as defined in Section 3(a)(6) of the Act;
☐	Insurance company as defined in Section 3(a)(19) of the Act;
☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As at December 16, 2011, Mr. Porosky beneficially owned an aggregate of 850,000 shares of the common stock (“Common Stock”)of BeesFree Inc. (“Company”). Such beneficial ownership consisted of the ownership by Mr. Porosky individually of 50,000 shares of Common Stock and the ownership by The KAR 2011 Trust (“Trust”), of which Mr. Porosky is sole trustee, of 800,000 shares of Common Stock. The shares owned by Mr. Porosky and by the Trust were acquired in a privately-held company which merged with the Company as reported and described in the Company’s Current Report on Form 8-K, dated December 16, 2011.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2012

Signature: Christopher Porosky

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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

POWER OF ATTORNEY

The undersigned, The KAR 2011 Trust, a trust duly organized under the laws of the State of Florida (the "Trust"), does hereby make, constitute and appoint Christopher Porosky, as its true and lawful attorneys-in-fact, for the purpose of, from time to time, executing in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, 13G and 13H and any amendments to any of the foregoing as may be required to be filed with the Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to such attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as it might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person's execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the undersigned, or, in respect of any attorney-in-fact named herein, until such person ceases to be a trustee of the Trust.

IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 6th day of December, 2012.

THE KAR 2011 TRUST

By: /s/ Christopher Porosky

Name: Christopher Porosky

Title: Trustee